AGREEMENT OF SALE


     THIS AGREEMENT OF SALE (this "Agreement"), is entered into as of the 13th day of August, 1996, by and between PARKWAY COMMERCE CENTER, LTD., a Florida limited partnership ("Purchaser"), and P.C. CENTER LIMITED PARTNERSHIP, an Illinois limited partnership ("Seller").

                             W I T N E S S E T H:

1. PURCHASE AND SALE. In consideration of the mutual covenants set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Purchaser agrees to purchase and Seller agrees to sell at the price of Six Million Two Hundred Thousand And No/100 Dollars ($6,200,000.00) subject to adjustments hereinafter set forth (the "Purchase Price"), that certain property commonly known as Parkway Commerce Center, Fort Lauderdale, Florida legally described on Exhibit A attached hereto together with all appurtenances, easements and improvements thereon (the "Property"). Included in the Purchase Price is all of the personal property set forth on Exhibit B attached hereto (the "Personal Property"). Where the context herein so allows, the term Property shall be deemed to include the Personal Property.

2.   PURCHASE PRICE.  The Purchase Price shall be paid by Purchaser as follows:

     2.1. Upon the full execution of this Agreement, the sum of One Hundred Thousand and No/100 Dollars ($100,000.00) (the "Initial Earnest Money") to be held in escrow by and in accordance with the provisions of the Escrow Agreement ("Escrow Agreement") attached hereto as Exhibit C;

     2.2. Provided that Purchaser has not terminated this Agreement in accordance with the terms of Paragraph 7 herein, on or before 5:00 p.m. Chicago time on the last day of the "Inspection Period" (as hereinafter defined) Purchaser shall deliver to Title Insurer (as hereinafter defined) additional earnest money in the amount of Two Hundred Thousand and No/100 Dollars ($200,000.00) (the "Additional Earnest Money"). The Escrow Agent shall hold the Additional Earnest Money in accordance with the provisions of the Escrow Agreement. The Initial Earnest Money and the Additional Earnest Money shall hereinafter be referred to collectively as the "Earnest Money".

     2.3. On the "Closing Date" (hereinafter defined), the balance of the Purchase Price, adjusted in accordance with the prorations, by federally wired "immediately available" funds, on or before 1:00 p.m Chicago time.

3.   TITLE COMMITMENT AND SURVEY.

     3.1. Attached hereto as Exhibit D is a copy of a title commitment for an owner's standard title insurance policy issued by First American Title Insurance Company (hereinafter referred to as "Title Insurer") dated July 8, 1996 for the Property (the "Title Commitment"). For purposes of this Agreement, "Permitted Exceptions" shall mean: (a) general real estate taxes, association assessments, special district taxes and related charges not yet due and payable; (b) matters shown on the "Existing Survey" (hereinafter defined);
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(c) matters caused by the actions of Purchaser; and (d) the title exceptions set forth in Schedule B of the Title Commitment as Numbers 3 through 19 inclusive, to the extent that same effect the Property. All other exceptions to title shall be referred to as "Unpermitted Exceptions". On the Closing Date, Title Insurer shall deliver to Purchaser a marked up title commitment in conformance with the previously delivered Title Commitment, pursuant to which Title Insurer agrees to deliver a standard title policy in conformance with the marked up title commitment subject to Permitted Exceptions and Unpermitted Exceptions waived by Purchaser (the "Title Policy"). Purchaser shall pay for all of the costs of the Title Commitment, the Title Policy and any endorsements to, or extended coverage on, the Title Policy.

     3.2. Purchaser has received a survey of the Property prepared by McLaughlin Engineering Co., revised March 15, 1996 (the "Existing Survey"). Seller shall pay for the costs of the Existing Survey and Purchaser shall pay for the costs of updating the Existing Survey. Seller shall deliver the updated survey (the "Updated Survey") to Purchaser within 10 business days after the date hereof. Purchaser hereby acknowledges that all matters disclosed by the Existing Survey are acceptable to Purchaser.

     3.3. The obligation of Seller and Purchaser to pay various costs set forth in Paragraphs 3.1 and 3.2 shall survive the termination of this Agreement.

4.   PAYMENT OF CLOSING COSTS.

     4.1. Seller shall pay for the costs of the documentary or transfer stamps (including county surtax, if applicable) to be paid with reference to the "Deed" (hereinafter defined) and all other stamps, intangible, transfer, documentary, recording, sales tax and surtax imposed by law with reference to any other sale documents delivered in connection with the sale of the Property to Purchaser.

     4.2. Purchaser shall pay for all other costs associated with the Closing of the sale of the Property, including, without limitation, escrow fees and recording fees associated with Purchaser's mortgage. Each party shall pay its own attorney's fees.

5.   CONDITION OF TITLE.

     5.1. If, prior to "Closing" (as hereinafter defined), a date-down to the Title Commitment or the Updated Survey discloses any new Unpermitted Exception, Seller shall have thirty (30) days from the date of the date-down to the Title Commitment or the Updated Survey, as applicable, at Seller's expense, to (i) bond over, cure and/or have any Unpermitted Exceptions which, in the aggregate, do not exceed $25,000.00 (a "Minor Unpermitted Exception"), removed from the Title Commitment, or (ii) have the right, but not the obligation, to bond over, cure and/or have any Unpermitted Exceptions which, in the aggregate, equal or exceed $25,000.00, removed from the Title Commitment. In such event, the time of Closing shall be delayed, if necessary, to give effect to said aforementioned time periods. If Seller fails to cure or have said Unpermitted Exception removed within said thirty (30) day period or if Seller elects not to exercise its rights under (ii) in the preceding sentence, Purchaser may
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terminate this Agreement upon notice to Seller within five (5) days after the expiration of said thirty (30) day period provided, however, and notwithstanding anything contained herein to the contrary, if the Unpermitted Exception which gives rise to Purchaser's right to terminate was recorded against the Property as a result of the affirmative, willful action of Seller (and not by any unrelated third party) or if Seller is able to bond over, cure or remove a Minor Unpermitted Exception for a cost not to exceed $25,000 in accordance with the terms hereof and Seller fails to expend said funds, then Purchaser shall have the additional rights contained in Paragraph 11 herein. Absent notice from Purchaser to Seller in accordance with the preceding sentence, Purchaser shall be deemed to have elected to take title subject to said Unpermitted Exception. If Purchaser terminates this Agreement in accordance with the terms of this Paragraph 5.1, this Agreement shall become null and void without further action of the parties and all Earnest Money theretofore deposited into the escrow by Purchaser together with any interest accrued thereon, shall be returned to Purchaser, and neither party shall have any further liability to the other, except for Purchaser's obligation to indemnify Seller and restore the Property, as more fully set forth in Paragraph 7.

     5.2. Seller agrees to convey good, marketable and insurable fee simple title to the Property to Purchaser by special warranty deed (the "Deed") in recordable form subject only to the Permitted Exceptions and any Unpermitted Exceptions waived by Purchaser.

6.   CONDEMNATION, EMINENT DOMAIN, DAMAGE AND CASUALTY.

     6.1. Except as provided in the indemnity provisions contained in Paragraph 7.1 of this Agreement, Seller shall bear all risk of loss with respect to the Property up to the earlier of the dates upon which either possession or title is transferred to Purchaser in accordance with this Agreement. Notwithstanding the foregoing, in the event of damage to the Property by fire or other casualty prior to the Closing Date, repair of which would cost less than or equal to $100,000.00 (as determined by Seller in good faith) Purchaser shall not have the right to terminate its obligations under this Agreement by reason thereof, but Seller shall have the right to elect to either repair and restore the Property (provided such repairs can be and are, in fact, completed prior to the Closing Date) or to assign and transfer to Purchaser on the Closing Date all of Seller's right, title and interest in and to all insurance proceeds paid or payable to Seller on account of such fire or casualty and Seller shall pay to Purchaser at the Closing the amount of Seller's insurance deductible and/or any uninsured amount or co-insurance obligation. Seller shall promptly notify Purchaser in writing of any such fire or other casualty and Seller's determination of the cost to repair the damage caused thereby. In the event of damage to the Property by fire or other casualty prior to the Closing Date, repair of which would cost in excess of $100,000.00 (as determined by Seller in good faith), then this Agreement may be terminated at the option of Purchaser, which option shall be exercised, if at all, by Purchaser's written notice thereof to Seller within five (5) business days after Purchaser receives written notice of such fire or other casualty and Seller's determination of the amount of such damages, and upon the exercise of such option by Purchaser this Agreement shall become null and void, the Earnest
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Money deposited by Purchaser shall be returned to Purchaser together with interest thereon, and neither party shall have any further liability or obligations hereunder. In the event that Purchaser does not exercise the option set forth in the preceding sentence, the Closing shall take place on the Closing Date and Seller shall assign and transfer to Purchaser on the Closing Date all of Seller's right, title and interest in and to all insurance proceeds paid or payable to Seller on account of the fire or casualty and Seller shall pay to Purchaser at the Closing the amount of Seller's insurance deductible and/or any uninsured amount or co-insurance obligation.

     6.2. If between the date of this Agreement and the Closing Date, any condemnation or eminent domain proceedings are initiated which might result in the taking of any part of the Property or the taking or closing of any right of access to the Property, Seller shall immediately notify Purchaser of such occurrence. In the event that the taking of any part of the Property shall:
(i) materially impair access to the Property; (ii) cause any material non-compliance with any applicable law, ordinance, rule or regulation of any federal, state or local authority or governmental agencies having jurisdiction over the Property or any portion thereof; or (iii) materially and adversely impair the use or economic value of the Property as it is currently being operated (hereinafter collectively referred to as a "Material Event"), Purchaser may:

          6.2.1. terminate this Agreement by written notice to Seller, in which event the Earnest Money deposited by Purchaser, together with interest thereon, shall be returned to Purchaser and all rights and obligations of the parties hereunder with respect to the closing of this transaction will cease; or

          6.2.2. proceed with the Closing, in which event Seller shall assign to Purchaser all of Seller's right, title and interest in and to any award made in connection with such condemnation or eminent domain proceedings.

     6.3. Purchaser shall then notify Seller, within five (5) business days after Purchaser's receipt of Seller's notice, whether Purchaser elects to exercise its rights under Paragraph 6.2.1 or Paragraph 6.2.2. Closing shall be delayed, if necessary, until Purchaser makes such election. If Purchaser fails to make an election within such five (5) business day period, Purchaser shall be deemed to have elected to exercise its rights under Paragraph 6.2.2. If between the date of this Agreement and the Closing Date, any condemnation or eminent domain proceedings are initiated which do not constitute a Material Event, Purchaser shall be required to proceed with the Closing, in which event Seller shall assign to Purchaser all of Seller's right, title and interest in and to any award made in connection with such condemnation or eminent domain proceedings.

7.   INSPECTION AND AS-IS CONDITION.

     7.1. During the period commencing on July 1, 1996 and ending at 5:00 p.m. Chicago time on August 30, 1996 (said period being herein referred to as the "Inspection Period"), Purchaser and the agents, engineers, employees, contractors and surveyors retained by Purchaser may enter upon the Property, at
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any reasonable time and upon reasonable prior notice to Seller, to inspect the
Property, including a review of leases located at the Property, and to conduct and prepare such studies, tests and surveys as Purchaser may deem reasonably necessary and appropriate. In connection with Purchaser's review of the Property, Seller has delivered to Purchaser copies of the current rent roll for the Property, tenant leases, the most recent tax and insurance bills, utility account numbers, service contracts, environmental reports and unaudited year end 1995 and year-to-date 1996 operating statements.

     All of the foregoing tests, investigations and studies to be conducted under this Paragraph 7.1 by Purchaser shall be at Purchaser's sole cost and expense and Purchaser shall restore the Property to the condition existing prior to the performance of such tests or investigations by or on behalf of Purchaser. Purchaser shall defend, indemnify and hold Seller and any affiliate, parent of Seller, and all shareholders, employees, officers and directors of Seller or Seller's affiliate or parent (hereinafter collectively referred to as "Affiliate of Seller") harmless from any and all liability, cost and expense (including without limitation, reasonable attorney's fees, court costs and costs of appeal) suffered or incurred by Seller or Affiliates of Seller for injury to persons or property caused by Purchaser's investigations and inspection of the Property including the entry of Purchaser, its employees or agents and its lender onto the Property and including, without limitation, liability for mechanics' lien claims. In the event that Purchaser's insurer shall undertake its obligation to defend set forth in the preceding sentence, it shall do so using attorneys approved by Seller in its reasonable discretion. In the event that Purchaser shall undertake its obligation to defend set forth in this paragraph, Purchaser shall do so using attorneys selected by Seller, in Seller's sole discretion.

     Prior to commencing any such tests, studies and investigations, Purchaser shall furnish to Seller a certificate of insurance evidencing comprehensive general public liability insurance insuring the person, firm or entity performing such tests, studies and investigations and listing Seller and Purchaser as additional insureds thereunder.

     If Purchaser is dissatisfied, in its sole discretion, either with the results of the tests, studies or investigations performed or information received pursuant to this Paragraph 7.1, or for any other reason whatsoever in connection with the Property, Purchaser shall have the right to terminate this Agreement by giving written notice of such termination to Seller at any time prior to the expiration of the Inspection Period. If written notice is not given by Purchaser pursuant to this Paragraph 7.1 prior to the expiration of the Inspection Period, then the right of Purchaser to terminate this Agreement pursuant to this Paragraph 7.1 shall be waived. If Purchaser terminates this Agreement by written notice to Seller prior to the expiration of the Inspection
Period: (i) Purchaser shall promptly deliver to Seller copies of all studies, reports and other investigations obtained by Purchaser in connection with its due diligence during the Inspection Period provided, however, that Purchaser shall make no representation or warranty regarding the preparation or content of said studies, reports and investigations and Seller shall not be entitled to rely upon the content or authenticity of said studies, reports and investigations; and (ii) the Earnest Money deposited by Purchaser shall be immediately paid to Purchaser, together with any interest earned thereon, and neither Purchaser nor Seller shall have any right, obligation or liability under this Agreement, except for Purchaser's obligation to indemnify Seller and restore the Property, as more fully set forth in this Paragraph 7.1. Notwithstanding anything contained herein to the contrary, Purchaser's obligation to indemnify Seller and restore the Property, as more fully set forth in this Paragraph 7.1, shall survive the Closing and the delivery of the Deed and termination of this Agreement.

     7.2. Except as may be otherwise specifically set forth elsewhere in this Agreement, Seller makes no representations or warranties regarding the condition of the Property or the Personal Property. Purchaser acknowledges and agrees that it will be purchasing the Property and the Personal Property based solely upon its inspections and investigations of the Property and the Personal Property, and that Purchaser will be purchasing the Property and the Personal Property "AS IS" and "WITH ALL FAULTS", based upon the condition of the Property and the Personal Property as of the date of this Agreement, reasonable wear and tear and loss by fire or other casualty or condemnation from the date of this Agreement to the Closing Date excepted. Without limiting the foregoing, Purchaser acknowledges that, except as may otherwise be specifically set forth elsewhere in this Agreement, neither Seller nor its consultants, brokers or agents have made any representations or warranties of any kind upon which Purchaser is relying as to any matters concerning the Property or the Personal Property, including, but not limited to, the condition of the land or any improvements comprising the Property, the existence or non-existence of "Hazardous Materials" (as hereinafter defined), economic projections or market studies concerning the Property, any development rights, taxes, bonds, covenants, conditions and restrictions affecting the Property, water or water rights, topography, drainage, soil, subsoil of the Property, the utilities serving the Property or any zoning or building laws, rules or regulations or "Environmental Laws" (hereinafter defined) affecting the Property. Except as may be otherwise specifically set forth elsewhere in this Agreement, Seller makes no representation or warranty that the Property complies with Title III of the Americans with Disabilities Act or any fire code or building code. Except with respect to a breach by Seller of any representation or warranty expressly contained herein, Purchaser hereby releases Seller and the Affiliates of Seller from any and all liability in connection with any claims which Purchaser may have against Seller or the Affiliates of Seller, and Purchaser hereby agrees not to assert any claims for contribution, cost recovery or otherwise, against Seller or the Affiliates of Seller, relating directly or indirectly to the existence of asbestos or Hazardous Materials on, or environmental conditions of, the Property. As used herein, "Environmental Laws" means all federal, state and local statutes, codes, regulations, rules, ordinances, orders, standards, permits, licenses, policies and requirements (including consent decrees, judicial decisions and administrative orders) relating to the protection, preservation, remediation or conservation of the environment or worker health or safety, all as amended or reauthorized, or as hereafter amended or reauthorized, including without limitation, the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), 42 U.S.C. Section 9601 et seq., the Resource Conservation and Recovery Act of 1976 ("RCRA"), 42 U.S.C. Section 6901 et seq., the Emergency Planning and Community Right-to-Know Act ("Right-to-Know Act"), 42 U.S.C.

Section 11001 et seq., the Clean Air Act ("CAA"), 42 U.S.C. Section 7401 et seq., the Federal Water Pollution Control Act ("Clean Water Act"), 33 U.S.C.
Section 1251 et seq., the Toxic Substances Control Act ("TSCA"), 15 U.S.C.
Section 2601 et seq., the Safe Drinking Water Act ("Safe Drinking Water Act"), 42 U.S.C. Section 300f et seq., the Atomic Energy Act ("AEA"), 42 U.S.C.
Section 2011 et seq., the Occupational Safety and Health Act ("OSHA"),
29 U.S.C. Section 651 et seq., and the Hazardous Materials Transportation Act (the "Transportation Act"), 49 U.S.C. Section 1802 et seq. As used herein, "Hazardous Materials" means: (1) "hazardous substances," as defined by CERCLA;
(2) "hazardous wastes," as defined by RCRA; (3) any radioactive material including, without limitation, any source, special nuclear or by-product material, as defined by AEA; (4) asbestos in any form or condition; (5) polychlorinated biphenyls; and (6) any other material, substance or waste to which liability or standards of conduct may be imposed under any Environmental Laws. Notwithstanding anything contained herein to the contrary, Purchaser's obligations, as more fully set forth in this Paragraph 7.2 shall survive the Closing and the delivery of the Deed and termination of this Agreement.

     7.3. Seller has provided to Purchaser certain unaudited historical financial information regarding the Property relating to certain periods of time in which Seller owned the Property. Seller and Purchaser hereby acknowledge that such information has been provided to Purchaser at Purchaser's request solely as illustrative material. Except as may be otherwise set forth elsewhere in this Agreement, Seller makes no representation or warranty that such material is complete or accurate or that Purchaser will achieve similar financial or other results with respect to the operations of the Property, it being acknowledged by Purchaser that Seller's operation of the Property and allocations of revenues or expenses may be vastly different than Purchaser may be able to attain. Purchaser acknowledges that it is a sophisticated and experienced purchaser of real estate and further that Purchaser has relied upon its own investigation and inquiry with respect to the operation of the Property and releases Seller and the Affiliates of Seller from any liability with respect to such historical information. Notwithstanding anything contained herein to the contrary, Purchaser's representations, as more fully set forth in this Paragraph 7.3 shall survive the Closing and the delivery of the Deed and termination of this Agreement.

     7.4. Seller has provided to Purchaser the following existing reports:
Request for Alternative Procedure Short-Term Groundwater Treatment (10/20/93); Alternative Remedial Action (1/31/94); Proposal No. 784-055, Monitoring Only Plan (3/25/94); Letter re: EAR License No. 00229, DEP FAC ID# 06828155 (3/4/94); Letter re: DEP Facility No. 06828155 (3/14/94); Monitoring Only Plan First Quarterly Sampling Event (5/16/94); Monitoring Only Plan Second Quarter Sampling Event (8/11/94); Monitoring Only Plan Third Quarterly Sampling Event (11/15/94); Monitoring Only Plan Fourth Quarter Sampling Event/Site Rehabilitation Completion Report (2/16/95); Response to Comments Fourth Quarterly Monitoring Report (4/3/95); Monitoring Only Plan Fifth Quarter Sampling Event/Site Rehabilitation Completion Report (4/27/95); Letter re: EAR License No. 00229, FL DEP # 068628155 (5/12/95); and Proposal No. 784-147.95
Monitor Well Abandonment (7/24/95) ("Existing Reports"). Seller makes no representation or warranty concerning the accuracy or completeness of the Existing Reports, however, Seller has no reason to believe that the Existing
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Reports are materially inaccurate.  Purchaser hereby releases Seller and the
Affiliates of Seller from any liability whatsoever with respect to the Existing Reports, or, including, without limitation, the matters set forth in the Existing Reports, and the accuracy and/or completeness of the Existing Reports. Furthermore, Purchaser acknowledges that it will be purchasing the Property with all faults disclosed in the Existing Reports. Notwithstanding anything contained herein to the contrary, Purchaser's release of Seller, as more fully set forth in this Paragraph 7.4 shall survive the Closing and the delivery of the Deed and termination of this Agreement.

8. CLOSING. The closing of this transaction (the "Closing") shall take place on the date which is sixty (60) days following the Financing Contingency Date (as hereinafter defined) (the "Closing Date"), at the office of Title Insurer's agent, Stroock & Stroock & Lavan, Miami, Florida at which time Seller shall deliver possession of the Property to Purchaser. In accordance with the general provisions of the usual and customary form of deed and money escrow for similar transactions in Florida, the Closing shall be a "New York style" closing at which the Purchaser shall wire the Purchase Price to Title Insurer on the Closing Date and prior to the release of the Purchase Price to Seller, Purchaser shall receive the Title Policy or marked up commitment dated the date of the Closing Date. Seller shall deliver to Title Insurer any customary affidavit in connection with a New York style closing. All closing and escrow fees shall be paid by Purchaser.

9.   CLOSING DOCUMENTS.

     9.1. On the Closing Date, Seller and Purchaser shall execute and deliver to one another a joint closing statement. In addition, Purchaser shall deliver to Seller the balance of the Purchase Price, an assumption of the documents set forth in Paragraph 9.2.3 and 9.2.4 and such other documents as may be reasonably required by the Title Insurer in order to consummate the transaction as set forth in this Agreement.

     9.2. On the day which is one day prior to the Closing Date, Seller shall deliver to Purchaser the following:

          9.2.1. the Deed (in the form of Exhibit E attached hereto), subject to Permitted Exceptions and those Unpermitted Exceptions waived by Purchaser;

          9.2.2. a bill of sale conveying the Personal Property (in the form of Exhibit F attached hereto);

          9.2.3. assignment and assumption of intangible property (in the form attached hereto as Exhibit G), including, without limitation, the service contracts listed in Exhibit H (the "Service Contracts");

          9.2.4. an assignment and assumption of leases and security deposits (in the form attached hereto as Exhibit I);

          9.2.5. non-foreign affidavit (in the form of Exhibit J attached hereto);
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          9.2.6. original, and/or copies of, leases and lease files, permits, licenses and certificates of occupancy affecting the Property in Seller's possession (or in the possession of the property manager) which shall be delivered at the Property;

          9.2.7. all documents and instruments reasonably required by the Title Insurer to issue the Title Policy;

          9.2.8. possession of the Property and Personal Property to Purchaser;

          9.2.9. evidence of the termination of the management agreement acknowledged by the manager of the Property;

          9.2.10. notice to the tenants of the Property of the transfer of title and assumption by Purchaser of the landlord's obligation under the leases and the obligation to refund the security deposits (in the form of Exhibit K);

          9.2.11. an updated rent roll, certified by the Seller as true and correct (in the form of Exhibit L) (At the request of Purchaser, Seller shall also deliver a copy of the updated rent roll to Purchaser on the date which is five (5) days prior to Closing);

          9.2.12. a certificate addressed to Purchaser from each tenant of the Property occupying or leasing at least 19,000 square feet of gross leasable area of the Property (either per unit or in the aggregate, if a tenant occupies more than one unit) ("Major Tenant") and certificates from other tenants in the Property occupying 50% of the remaining leased and occupied square footage of the Property in the form of Exhibit M attached hereto. Notwithstanding anything to the contrary contained in this Paragraph 9.2.12, if non-Major Tenants aggregating less than 50% of the remaining leased and occupied square footage under the leases fail to execute and return Tenant Certificates, Seller shall execute Tenant Certificates on behalf of non-Major Tenants sufficient to satisfy the percentage requirement set forth above, in the form described above, which certificates shall be subject to the limitations on liability contained in Paragraph 17 herein. Upon receipt after Closing by Purchaser of a certificate containing the information herein required from a tenant under a lease for whom Seller has executed and delivered a Tenant Certificate at Closing, the Tenant Certificate executed and delivered by Seller at Closing shall become null and void and the Tenant Certificate received from the tenant shall be substituted therefor. Except as provided in the next sentence, Purchaser's obligation to close and purchase the Property is not subject to nor conditioned upon Seller obtaining a Tenant Certificate for any tenants. Any issue which are raised in Tenant Certificates shall not constitute a Seller's default hereunder or give Purchaser the right to terminate this Agreement, provided that Purchaser shall be entitled to terminate this Agreement (and receive a full refund of the Earnest Money theretofore deposited by Purchaser) in the event that (i) any Major Tenant fails to execute and return a Tenant Certificate; (ii) non-Major tenants aggregating 25% or more of the leased and occupied space in the Property (excluding space occupied by Major Tenants) fail to execute and return Tenant Certificates; or (iii) any Tenant Certificate indicates an economic inconsistency in excess of $20,000.00 annually from the economic terms shown on the rent roll for such tenant; and

          9.2.13.  any transfer tax affidavits required pursuant to State law.

10. DEFAULT BY PURCHASER. ALL EARNEST MONEY DEPOSITED INTO THE ESCROW IS TO SECURE THE TIMELY PERFORMANCE BY PURCHASER OF ITS OBLIGATIONS AND UNDERTAKINGS UNDER THIS AGREEMENT. IN THE EVENT OF A DEFAULT OF THE PURCHASER UNDER THE PROVISIONS OF THIS AGREEMENT, SELLER SHALL RETAIN ALL OF THE EARNEST MONEY AND THE INTEREST THEREON AS SELLER'S SOLE RIGHT TO DAMAGES OR ANY OTHER REMEDY, EXCEPT FOR PURCHASER'S OBLIGATIONS TO INDEMNIFY SELLER AND RESTORE THE PROPERTY AS SET FORTH IN PARAGRAPH 7.1 HEREOF. THE PARTIES HAVE AGREED THAT SELLER'S ACTUAL DAMAGES, IN THE EVENT OF A DEFAULT BY PURCHASER, WOULD BE EXTREMELY DIFFICULT OR IMPRACTICAL TO DETERMINE. THEREFORE, BY PLACING THEIR INITIALS BELOW, THE PARTIES ACKNOWLEDGE THAT THE EARNEST MONEY HAS BEEN AGREED UPON, AFTER NEGOTIATION, AS THE PARTIES' REASONABLE ESTIMATE OF SELLER'S DAMAGES AND AS LIQUIDATED DAMAGES.

11. SELLER'S DEFAULT. IF THIS SALE IS NOT COMPLETED BECAUSE OF SELLER'S DEFAULT, PURCHASER'S SOLE REMEDY SHALL BE THE RETURN OF ALL EARNEST MONEY TOGETHER WITH ANY INTEREST ACCRUED THEREON, AND THIS AGREEMENT SHALL THEN BECOME NULL AND VOID AND OF NO EFFECT AND THE PARTIES SHALL HAVE NO FURTHER LIABILITY TO EACH OTHER AT LAW OR IN EQUITY, EXCEPT FOR PURCHASER'S OBLIGATIONS TO INDEMNIFY SELLER AND RESTORE THE PROPERTY AS SET FORTH MORE FULLY IN PARAGRAPH 7 AND PURCHASER'S RIGHT TO RECEIVE FROM SELLER ITS ACTUAL, DOCUMENTED THIRD PARTY EXPENSES INCURRED IN THE PERFORMANCE OF ITS DUE DILIGENCE HEREUNDER FINANCING EXPENSES, ATTORNEYS FEES AND COSTS RELATED TO THE TRANSACTION CONTEMPLATED BY THIS AGREEMENT AND THE PREPARATION OF THIS AGREEMENT, NOT TO EXCEED $150,000 IN THE AGGREGATE. NOTWITHSTANDING ANYTHING CONTAINED HEREIN TO THE CONTRARY, IF SELLER'S DEFAULT IS (I) ITS (AND NOT AN UNRELATED THIRD PARTY'S) AFFIRMATIVE, WILLFUL ACTION WHICH RESULTS IN THE RECORDING OF AN UNPERMITTED EXCEPTION AGAINST THE PROPERTY AND WHICH GIVES RISE TO PURCHASER'S RIGHT TO TERMINATE THIS AGREEMENT PURSUANT TO PARAGRAPH 5 HEREOF; (II) ITS FAILURE TO EXPEND UP TO $25,000 IF SELLER IS ABLE TO BOND OVER, CURE OR REMOVE A MINOR UNPERMITTED EXCEPTION FOR A COST NOT TO EXCEED $25,000 IN ACCORDANCE WITH THE TERMS HEREOF OR (III) ITS WILLFUL REFUSAL TO DELIVER THE DEED AND/OR CLOSE PURSUANT TO THE TERMS HEREOF, THEN PURCHASER WILL BE ENTITLED TO SUE FOR SPECIFIC PERFORMANCE OR DAMAGES NOT TO EXCEED $250,000, IN LIEU OF SPECIFIC PERFORMANCE IF A COURT OF COMPETENT JURISDICTION DEEMS THAT SPECIFIC PERFORMANCE CANNOT BE GRANTED UNDER THE CIRCUMSTANCES, AND TO RECOVER DAMAGES FROM SELLER IN AN AMOUNT NOT TO EXCEED $25,000.

12.  PRORATIONS.

     12.1. Rents (exclusive of delinquent rents, but including prepaid rents); refundable security deposits (which will be assigned to and assumed by Purchaser and credited to Purchaser at Closing); water and other utility charges; fuels; prepaid operating expenses; management fees in the amount of 5% of collections; real and personal property taxes prorated on a "net" basis (i.e. adjusted for all tenants' liability, if any, for such items); operating expenses which are reimbursable by the tenants for the period prior to the Closing Date less any amount previously paid by the Tenants shall be credited to Seller; and other similar items shall be adjusted ratably as of 11:59 p.m. on the Closing Date, and credited to the balance of the cash due at Closing. Assessments payable in installments which are due subsequent to the Closing Date shall be paid by Purchaser. If the amount of any of the items to be prorated is not then ascertainable, the adjustments thereof shall be on the basis of the most recent ascertainable data. All prorations will be final except as to delinquent rent referred to in Paragraph 12.2 below.

     12.2. All basic rent paid following the Closing Date by any tenant of the Property who is indebted under a lease for basic rent for any period prior to and including the Closing Date after the payment to Purchaser of all current basic rent shall be deemed a "Post-Closing Receipt" until such time as all such indebtedness is paid in full. Within ten (10) days following each receipt by Purchaser of a Post-Closing Receipt, Purchaser shall pay such Post-Closing Receipt to Seller. At Closing, Seller shall identify to Purchaser those tenants who are indebted under a lease for basic rent for any period prior toand including the Closing Date, and Purchaser shall send correspondence (the "Correspondence") to said tenants in an effort to collect all amounts which, upon collection, would constitute Post-Closing Receipts hereunder. Provided Purchaser sends such tenants the Correspondence, Purchaser shall have no further obligation to collect any delinquent rents owing to Seller, except as specifically provided in the remainder of this Paragraph 12.2. Within 120 days after the Closing Date, Purchaser shall deliver to Seller a reconciliation statement of Post-Closing Receipts through the first 90 days after the Closing Date. Upon the delivery of the Post-Closing Receipts reconciliation, Purchaser shall deliver to Seller any Post-Closing Receipts owing to Seller and not previously delivered to Seller in accordance with the terms hereof. Seller retains the right to conduct an audit, at reasonable times and upon reasonable notice, of Purchaser's books and records to verify the accuracy of the Post-Closing Receipts reconciliation statement and upon the verification of additional funds owing to Seller, Purchaser shall pay to Seller said additional Post-Closing Receipts and the cost of performing Seller's audit. Paragraph
12.2 of this Agreement shall survive the Closing and the delivery and recording of the deed.

13. RECORDING. Neither this Agreement nor a memorandum thereof shall be recorded and the act of recording by Purchaser shall be an act of default hereunder by Purchaser and subject to the provisions of Paragraph 10 hereof.

14. ASSIGNMENT. The Purchaser shall not have the right to assign its interest in this Agreement without the prior written consent of the Seller. Any assignment or transfer of, or attempt to assign or transfer, Purchaser's interest in this Agreement shall be an act of default hereunder by Purchaser and subject to the provisions of Paragraph 10 hereof. Notwithstanding the foregoing, Purchaser may assign its interest in this Agreement without the consent of Seller to any entity affiliated with Purchaser, or the principals of Purchaser, or to any fund sponsored by Purchaser or its affiliate, provided that Purchaser remains liable for and the assignee assumes the obligations of Purchaser hereunder. If any assignee of Purchaser under this Agreement petitions or applies for relief in bankruptcy or Assignee is adjudicated as a bankrupt or insolvent, or Assignee files any petition, application for relief or answer-seeking or acquiescing in any reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief for itself under any present or future federal, state or other statute, law, code or regulation relating to bankruptcy, insolvency, or other relief for debtors (collectively, a "Bankruptcy Filing") on or before the Closing Date, said Bankruptcy Filing shall be a default under this Agreement and Purchaser shall indemnify Seller for all costs, attorney's fees and expenses of Seller resulting from Seller's efforts to obtain the Earnest Money as liquidated damages and to clear title to the Property from any encumbrance resulting from the Bankruptcy Filing.

15. BROKER. The parties hereto represent and warrant that no broker commission or finder fee is due and payable in connection with this transaction other than to Lehrer & Company (to be paid by Seller) and to Adler First Commercial Realty, Inc. pursuant to a separate agreement between Lehrer & Company and Adler First Commercial Realty, Inc. (to be paid by Lehrer & Company). Seller's commission to Lehrer & Company shall only be payable out of the proceeds of the sale of the Property in the event the transaction set forth herein closes. Purchaser and Seller shall indemnify, defend and hold the other party hereto harmless from any claim whatsoever (including without limitation, reasonable attorney's fees, court costs and costs of appeal) from anyone claiming by or through the indemnifying party any fee, commission or compensation on account of this Agreement, its negotiation or the sale hereby contemplated other than to Lehrer & Company and Adler First Commercial Realty, Inc. The indemnifying party shall undertake its obligations set forth in this Paragraph 15 using attorneys selected by the indemnifying party and reasonably acceptable to the indemnified party. The provisions of this Paragraph 15 will survive the Closing and delivery of the Deed.

16.  REPRESENTATIONS AND WARRANTIES.

     16.1. Any reference herein to Seller's knowledge or notice of any matter or thing shall only mean such knowledge or notice that has actually been received by Phillip Schechter or Thomas Molina, the asset manager of the Property (the "Seller's Representatives"), and any representation or warranty of the Seller is based upon those matters of which the Seller's Representatives have actual knowledge. A copy of this Paragraph shall be delivered to the manager of the Property within three (3) days after the execution by Seller of this Agreement with a request to advise Phillip Schector within five (5) business days after receipt by the manager as to the accuracy of the representations and warranties contained herein. Within three (3) days after receiving said response, if the manager indicates that any of the representations or warranties are incorrect, Phillip shall forward a copy of said written response to Purchaser. Any knowledge or notice given, had or received by any of Seller's agents, servants or employees shall not be imputed to Seller, the general partner or limited partners of Seller, the subpartners of the general partner or limited partners of Seller or Seller's Representatives.

     16.2. Subject to the limitations set forth in Paragraph 16.1, Seller hereby makes the following representations and warranties, which representations and warranties are made to Seller's knowledge: (i) Seller has no knowledge of any pending or threatened litigation, claim, cause of action or administrative proceeding concerning the Property; (ii) Seller has the power to execute this Agreement and consummate the transactions contemplated herein; and
(iii) the rent rolls which are attached hereto as Exhibit L and which will be updated as of the Closing Date are accurate as of the dates set forth thereon;
(iii) the Service Contracts set forth on Exhibit H constitute all of the service contracts related to the Property; (iv) except as set forth on Exhibit N, attached hereto and made a part hereof, Seller has not received any written notice from any governmental agency concerning uncured violations of any law, ordinance, regulation or order relating to the construction, use or operation of the Property; (v) Seller has not received written notice of any pending or proposed condemnation or governmental taking of all or any portion of the Property except as set forth on Exhibit N; (vi) Seller has received no written notice of any special assessments pending or being contemplated with respect to the Property, or any part thereof, except as set forth on Exhibit N; and (vii) the historical financial information delivered by Seller pursuant to Paragraph
7.3 hereof is true and correct.

     16.3. Purchaser hereby represents and warrants to Seller that Purchaser has the full right, power and authority to execute this Agreement and consummate the transactions contemplated herein, that the execution and delivery of this Agreement and the delivery of documents contemplated herein in connection with the Closing by Seller have been duly authorized by Seller, and that Parkway Commerce Center Partners, Inc. is the general partner of Seller and is authorized to take all actions contemplated in connection with the transaction contemplated herein.

     16.4. The parties agree that the representations contained herein shall survive Closing for a period of one hundred twenty (120) days (i.e., the claiming party shall have no right to make any claims against the other party for a breach of a representation or warranty after the expiration of one hundred twenty (120) days immediately following Closing).

     16.5. Seller covenants to operate and manage the Property in the same manner that it has managed, maintained and operated the Property during the period of Seller's ownership, subject to reasonable wear and tear and casualty. From the date of this Agreement, Seller covenants that it will not enter into any leases affecting the Property which are for a term of less than two years or any leases affecting the Property exceeding two years and which provide for a base effective rental rate of less than $3.50 per square foot exclusive of any pass through costs without the prior approval of Purchaser which approval shall not be unreasonably withheld. Without limiting the generality of the foregoing, all leases must require that the tenant pay all pass-through costs.

17.  LIMITATION OF LIABILITY.

     17.1. No Affiliate of Seller or Affiliate of Seller's respective beneficiaries, shareholders, partners, officers, agents or employees, heirs, successors or assigns shall have any personal liability of any kind or nature for or by reason of any matter or thing whatsoever under, in connection with, arising out of or in any way related to this Agreement and the transactions contemplated herein, and Purchaser hereby waives for itself and anyone who may claim by, through or under Purchaser any and all rights to sue or recover on account of any such alleged personal liability.

     17.2. Notwithstanding anything contained herein to the contrary, Purchaser hereby agrees that the maximum aggregate liability of Seller, in connection with, arising out of or in any way related to a breach by Seller under this Agreement or any document or conveyance agreement in connection with the transaction set forth herein after the Closing shall be $250,000. Purchaser hereby waives for itself and anyone who may claim by, through or under Purchaser any and all rights to sue or recover from Seller any amount greater than said limit.

18.  TIME OF ESSENCE.  Time is of the essence of this Agreement.

19. NOTICES. Any notice or demand which either party hereto is required or may desire to give or deliver to or make upon the other party shall be in writing and may be personally delivered or given or made by overnight courier such as Federal Express, by facsimile transmission or made by United States certified mail addressed as follows:

          TO SELLER:          c/o The Balcor Company
                              Bannockburn Lake Office Plaza
                              2355 Waukegan Road
                              Suite A-200
                              Bannockburn, Illinois  60015
                              Attention:  Ilona Adams

     with copies to:          The Balcor Company
                              Bannockburn Lake Office Plaza
                              2355 Waukegan Road
                              Suite A-200
                              Bannockburn, Illinois  60015
                              Attention:  Alan Lieberman
                              (708) 317-4360
                              (708) 317-4462 (FAX)

             and to:          Katten Muchin & Zavis
                              525 West Monroe Street, Suite 1600
                              Chicago, Illinois  60661-3693
                              Attention:  Daniel J. Perlman, Esq.
                              (312) 902-5532
                              (312) 902-1061 (FAX)

       TO PURCHASER:          c/o Adler Group, Inc.
                              Adler Plaza
                              1400 Northwest 107 Avenue
                              Miami, Florida 33172-2704
                              Attention:  Mr. Michael M. Adler
                              (305) 392-4000
                              (305) 392-4004 (FAX)

    and one copy to:          Adler Group, Inc.
                              Adler Plaza
                              1400 Northwest 107 Avenue
                              Miami, Florida 33172-2704
                              Attention: Linda Adler, Esq.
                              (305) 392-4050
                              (305) 418-1014 (FAX)

     and one copy to:         Stroock & Stroock & Lavan
                              First Union Financial Center, 33rd Floor
                              200 South Biscayne Boulevard
                              Miami, Florida 33131-2385
                              Attention: Robert K. Jordan, Esq.
                              (305) 358-9900
                              (305) 789-9302 (FAX)
subject to the right of either party to designate a different address for itself by notice similarly given. Any notice or demand so given shall be deemed to be delivered or made on the next business day if sent by overnight courier, or the same day as given if sent by facsimile transmission and received by 5:00 p.m. Chicago time or on the 4th business day after the same is deposited in the United States Mail as certified matter, addressed as above provided, with postage thereon fully prepaid. Any such notice, demand or document not given, delivered or made by certified mail, by overnight courier or by facsimile transmission as aforesaid shall be deemed to be given, delivered or made upon receipt of the same by the party to whom the same is to be given, delivered or made. Copies of all notices shall be served upon the Escrow Agent.

20.  EXECUTION OF AGREEMENT AND ESCROW AGREEMENT.  Purchaser will execute two
(2) copies of this Agreement and three (3) copies of the Escrow Agreement and forward them to Seller for execution. Purchaser will forward the Earnest Money payable to the Escrow Agent set forth in the Escrow Agreement within one day after receiving a facsimile copy of Seller's signature on this Agreement. Seller will forward one (1) copy of the executed Agreement to Purchaser and will forward the following to the Escrow Agent:

     (A)  One (1) fully executed copy of this Agreement; and

     (B) Three (3) copies of the Escrow Agreement signed by the parties with a direction to execute two (2) copies of the Escrow Agreement and deliver a fully executed copy to each of the Purchaser and the Seller.

     The execution of this Agreement by the Brokers shall not be a condition to the effectiveness and enforceability of this Agreement, though Seller shall obtain the Brokers signatures to this Agreement prior to Closing.

21. GOVERNING LAW. The provisions of this Agreement shall be governed by the laws of the State of Florida.

22. ENTIRE AGREEMENT. This Agreement constitutes the entire agreement between the parties and supersedes all other negotiations, understandings and representations made by and between the parties and the agents, servants and employees.

23. COUNTERPARTS. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original but all of which shall constitute one and the same instrument.

24. CAPTIONS. Paragraph titles or captions contained herein are inserted as a matter of convenience and for reference, and in no way define, limit, extend or describe the scope of this Agreement or any provision hereof.

25. FINANCING CONTINGENCY. Purchaser shall have until 5:00 p.m. Chicago time on September 16, 1996 (the "Financing Period") to obtain a commitment for financing in an amount not to exceed Four Million Six Hundred Fifty Thousand and No/100 Dollars ($4,650,000.00) from an institutional lender at an interest rate not to exceed 8.6% per annum, for a term of not less than 10 years amortized over not less than 20 years. Purchaser agrees to (i) diligently pursue and use good faith in obtaining such financing, (ii) deliver to Seller prior to the expiration of the Inspection Period, its application for said financing, and (iii) keep Seller advised of the status of obtaining said financing. The date on which Purchaser obtains such a financing commitment shall be the "Financing Contingency Date". If Purchaser is unable to obtain a financing commitment as referenced in this Paragraph 25, Purchaser shall have the right to terminate this Agreement by giving written notice of such termination to Seller at any time prior to the expiration of the Financing Period. If written notice is not given by Purchaser pursuant to this Paragraph 25 prior to the expiration of the Financing Period, then the right of Purchaser to terminate this Agreement pursuant to this Paragraph 25 shall be waived and Purchaser shall be deemed to have obtained such financing on the last day of the Financing Period. If Purchaser terminates this Agreement by written notice to Seller prior to the expiration of the Financing Period, the Earnest Money theretofore deposited by Purchaser shall be immediately paid to Purchaser, together with any interest earned thereon, and neither Purchaser nor Seller shall have any right, obligation or liability under this Agreement, except for Purchaser's obligation to indemnify Seller and restore the Property, as more fully set forth in Paragraph 7.1.

26. BINDING EFFECT. This Agreement shall be binding upon, and shall inure to the benefit of the parties hereto and their respective legal representatives, permitted successors and permitted assigns.

27. TIME OF THE ESSENCE. It is expressly understood by the parties hereto that time is of the essence of this Agreement.

28. SEVERABILITY. If any term or provision of this Agreement shall to any extent be held invalid or unenforceable, the remaining terms and provisions of this Agreement shall not be affected thereby, but each term and provision of this Agreement shall be valid and be enforced to the fullest extent permitted by law.

29. RADON GAS. RADON IS A NATURALLY OCCURRING RADIOACTIVE GAS THAT, WHEN IT HAS ACCUMULATED IN A BUILDING IN SUFFICIENT QUANTITIES, MAY PRESENT HEALTH RISKS TO PERSONS WHO ARE EXPOSED TO IT OVER TIME. LEVELS OF RADON THAT EXCEED FEDERAL AND STATE GUIDELINES HAVE BEEN FOUND IN BUILDINGS IN FLORIDA. ADDITIONAL INFORMATION REGARDING RADON AND RADON TESTING MAY BE OBTAINED FROM YOUR COUNTY PUBLIC HEALTH UNIT. THIS PARAGRAPH IS PROVIDED FOR INFORMATIONAL PURPOSES PURSUANT TO SECTION 404.056(8), FLORIDA STATUTES, (1988).

30. CREDIT FOR ECONOMIC VACANCY. In the event that in excess of sixteen thousand eight hundred sixteen (16,816) square feet of tenant space at the Property is unleased at the time of Closing, Purchaser shall receive, at Closing, a credit in the amount of $5.15 per square foot multiplied by the number of unleased square feet in excess of 16,816 square feet, provided however, that the maximum credit for economic vacancy shall be One Hundred Thirty Nine Thousand Seven Hundred Twenty Nine and 80/100 Dollars ($139,729.80).

31. ALLOCATION OF PURCHASE PRICE. The Purchase Price shall be allocated as follows: (i) $800,000.00 to personal and intangible property, including, but not limited to, goodwill, and (ii) $5,400,000.00 to real property.

     IN WITNESS WHEREOF, the parties hereto have put their hand and seal as of the date first set forth above.

                              PURCHASER:

                              PARKWAY COMMERCE CENTER, LTD., a Florida limited partnership


                              By:  /s/ Michael M. Adler
                                   ---------------------------------------
                              Name:
                                   ---------------------------------------
                              Its:
                                   ---------------------------------------


                              SELLER:

                              P.C. CENTER LIMITED PARTNERSHIP, an Illinois limited partnership

                              By: Parkway Commerce Center Partners, Inc., an Illinois corporation, its general partner


                                   By:  /s/ James E. Mendelson
                                        ---------------------------------------
                                   Name:
                                        ---------------------------------------
                                   Its:
                                        ---------------------------------------
                         of Lehrer & Company ("Seller's Broker") executed this
Agreement in its capacity as a real estate broker and acknowledges that the fee or commission due it from Seller as a result of the transaction described in this Agreement for that certain property commonly known as Parkway Commerce Center, Fort Lauderdale, Florida, is as set forth in that certain Listing Agreement, dated December 5, 1995 between Seller and Seller's Broker (the "Listing Agreement"). Seller's Broker also acknowledges that payment of the aforesaid fee or commission is conditioned upon the Closing and the receipt of the Purchase Price by the Seller. Seller's Broker agrees to deliver a receipt to the Seller at the Closing for the fee or commission due Seller's Broker and a release stating that no other fees or commissions are due to it from Seller or Purchaser.

                                        LEHRER & COMPANY


                                        By:
                                             ----------------------------------


                         of Adler First Commercial Realty, Inc. ("AFC")
executed this Agreement in its capacity as a real estate broker and acknowledges that the fee or commission due it from Seller's Broker as a result of the transaction described in this Agreement for that certain property commonly known as Parkway Commerce Center, Fort Lauderdale, Florida, is as set forth in that Agreement, dated ______________, 199_ between AFC and Seller's Broker (the "AFC Agreement"). AFC also acknowledges that payment of the aforesaid fee or commission is conditioned upon the Closing and the receipt of the Purchase Price by the Seller. AFC agrees to deliver a receipt to the Seller at the Closing for the fee or commission due to AFC from Seller's Broker and a release stating that no other fees or commissions are due to it from Seller or Purchaser.


                                        ADLER FIRST COMMERCIAL REALTY, INC.



                                        By:
                                             ----------------------------------

                                   Exhibits

A    -    Legal

B    -    Personal Property

C    -    Escrow Agreement

D    -    Title Commitment

E    -    Deed

F    -    Bill of Sale

G    -    Assignment and Assumption of Intangible Property

H    -    Service Contracts

I    -    Assignment and Assumption of Leases and Security Deposits

J    -    Non-Foreign Affidavit

K    -    Notice to Tenants

L    -    Rent Roll

M    -    Tenant Estoppel Letter

N    -    Notices of Uncured Violations and Condemnation